UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

Neurotrope, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

64129T108

(CUSIP Number)

December 31, 2014

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64129T108	13G	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Neurosciences Research Ventures, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of West Virginia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 10,687,500 shares (See Item 4)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 10,687,500 shares (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,687,500 shares (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 21.0% (a) (See Item 4)
12	TYPE OF REPORTING PERSON (See Instructions) CO

(a) The percentage is calculated using the 49,277,851 shares outstanding as disclosed in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on May 13, 2016, and adding the 1,662,500 shares underlying stock options held by Neurosciences Research Ventures, Inc. that are vested or will vest within 60 days after December 31, 2015.

CUSIP No. 64129T108	13G	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Blanchette Rockefeller Neurosciences Institute
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of West Virginia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 10,687,500 shares (See Item 4)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 10,687,500 shares (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,687,500 shares (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 21.0% (a) (See Item 4)
12	TYPE OF REPORTING PERSON (See Instructions) OO

(a) The percentage is calculated using the 49,277,851 shares outstanding as disclosed in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on May 13, 2016, and adding the 1,662,500 shares underlying stock options held by Neurosciences Research Ventures, Inc. that are vested or will vest within 60 days after December 31, 2015.

CUSIP No. 64129T108	13G	Page 4 of 9 Pages

Item 1(a)	Name of Issuer:

Neurotrope, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

50 Park Place, Suite 1401, Newark, NJ 07102

Item 2(a)	Name of Person Filing:

This Schedule 13G is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Act: Neurosciences Research Ventures, Inc. (“NRV”) and Blanchette Rockefeller Neurosciences Institute (“BRNI” and, together with NRV, the “Reporting Persons”).

Item 2(b)	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of NRV is 364 Patteson Drive, #279, Morgantown, WV 26505.

The address of the principal business office of BRNI is 8 Medical Center Drive, Morgantown, WV 26505.

Item 2(c)	Citizenship:

NRV is a corporation incorporated under the laws of the State of West Virginia.

BRNI is a not-for-profit institution organized and existing under the laws of the state of West Virginia.

Item 2(d)	Title of Class of Securities:

Common Stock, par value $0.0001 per share (the “Common Stock”).

Item 2(e)	CUSIP Number:

64129T108

Item 3	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

CUSIP No. 64129T108	13G	Page 5 of 9 Pages

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J).

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Not applicable.

Item 4	Ownership:

(a)	Amount beneficially owned as of the date hereof:

(1)	NRV directly beneficially owns 10,687,500 shares of Common Stock, including 1,662,500 shares of Common Stock underlying stock options held by NRV that are vested as of December 31, 2015 or will vest within 60 days thereafter.

(2)	NRV is a wholly owned subsidiary of BRNI, and BRNI shares voting and dispositive power with respect to the shares of Common Stock held by NRV by virtue of its ability to direct the decisions of NRV.

Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any of the Common Stock referred to herein for the purposes of Section 13(d) of the Act, or for any other purpose, and, except to the extent of its pecuniary interest, such beneficial ownership is expressly disclaimed by BRNI.

(b)	Percent of class: See the responses to Item 11 on the attached cover pages.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: See the responses to Item 5 on the attached cover pages.

(ii)	shared power to vote or to direct the vote: See the responses to Item 6 on the attached cover pages.

CUSIP No. 64129T108	13G	Page 6 of 9 Pages

(iii)	sole power to dispose or to direct the disposition of: See the responses to Item 7 on the attached cover pages.

(iv)	shared power to dispose or to direct the disposition of: See the responses to Item 8 on the attached cover pages.

Each Reporting Person expressly disclaims any assertion or presumption that it and the other persons on whose behalf this Statement is filed constitute a “group” for the purposes of Sections 13(d) and 13(g) of the Act and the rules thereunder. The filing of this statement should not be construed to be an admission that any member of the Reporting Persons are members of a “group” for the purposes of Sections 13(d) and 13(g) of the Act.

Item 5	Ownership of Five Percent or Less of a Class:

Not Applicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not Applicable.

Item 8	Identification and Classification of Members of the Group:

Not Applicable.

Item 9	Notice of Dissolution of Group:

Not Applicable.

Item 10	Certification:

Not Applicable. This statement on Schedule 13G is not filed pursuant to Rule 13d-1(b) or Rule 13d-1(c).

CUSIP No. 64129T108	13G	Page 7 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. We also hereby agree to file this statement jointly pursuant to the Agreement listed on Exhibit 99.1 hereto.

Dated: July 22, 2016.

NEUROSCIENCES RESEARCH VENTURES, INC.

By:	/s/ Ralph Bean
Name: Ralph Bean
Its: President, Secretary and Treasurer

BLANCHETTE ROCKEFELLER NEUROSCIENCES INSTITUTE

By:	/s/ Shana K. Phares
Name: Shana K. Phares
Its: President and Chief Executive Officer

CUSIP No. 64129T108	13G	Page 8 of 9 Pages

EXHIBIT INDEX

Exhibit No.

99.1	Joint Filing Agreement dated as of July 22, 2016, by and among each of the Reporting Persons